                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 24)*



                     CONTINENTAL MORTGAGE AND EQUITY TRUST
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                  Shares of Beneficial Interest, No Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  211-663-208
                      -----------------------------------
                                (CUSIP Number)

               Robert A. Waldman
               10670 North Central Expressway, Suite 600
               Dallas, Texas  75231   (214) 692-4758
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                 June 1, 1995
                      -----------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 211-663-208                                      PAGE 2 OF 12 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      American Realty Trust, Inc.
      54-067989
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Georgia
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     1,051,210
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,051,210
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,051,210
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      36%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 211-663-208                                      PAGE 3 OF 12 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Gene E. Phillips Children's Trust
      13-6599769
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Texas
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     32,866
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     32,866
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      32,866
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      1.1%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      OO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 211-663-208                                      PAGE 4 OF 12 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Basic Capital Management, Inc.
      75-2261065
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Nevada
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     257,699
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     257,699
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      257,699
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      8.8%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                     CONTINENTAL MORTGAGE AND EQUITY TRUST

                             CUSIP No. 211 663 208

Item 1.  Security and Issuer

         Item 1 is hereby amended to read as follows:

         This amendment relates to the Shares of Beneficial Interest, no par value (the "Shares"), of Continental Mortgage and Equity Trust ("CMET"), and amends the amended statement on Schedule 13D filed on April 24, 1995. The principal executive offices of CMET are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

Item 2.  Identity and Background

         Item 2 is hereby amended to read as follows:

         This statement is being filed on behalf of American Realty Trust, Inc. ("ART"), Basic Capital Management, Inc. ("BCM"), and the Gene E. Phillips Children's Trust (the "GEP Trust") (collectively, the "Reporting Persons").

         The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended, because BCM owns approximately 41.4% of the outstanding securities of ART and BCM serves as the advisor to ART and CMET. BCM is beneficially owned by a trust established for the benefit of Gene E. Phillips' children. Ryan T. Phillips is the son of Gene E. Phillips, a beneficiary of the GEP Trust, a director of ART and a director of BCM.

         (I) ART is a real estate investment company organized and existing as a Georgia corporation engaged in the business of investing in and originating mortgage loans and, investing in real estate. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         The following is a list of the executive officers and directors of ART:

     Name                 Position(s) with ART
     ----                 --------------------

G. Wayne Watts            Director

Ryan T. Phillips          Director

Al Gonzalez               Director

Oscar Cashwell            Director

Dale A. Crenwelge         Director

Karl L. Blaha             President

Hamilton P. Schrauff      Executive Vice President and
                            Chief Financial Officer

Randall M. Paulson        Executive Vice President

Bruce A. Endendyk         Executive Vice President

Thomas A. Holland         Senior Vice President and
                            Chief Accounting Officer

Robert A. Waldman         Senior Vice President, Secretary
                            and General Counsel

Drew D. Potera            Treasurer

         Mr. Watts' business address is P.O. Box 27081, Greenville, South Carolina 29616. Mr. Watts' present principal occupation is President of Palmetto Industries. Mr. Watts is a citizen of the United States of America.

         Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Ryan T. Phillips' present principal occupation is an independent real estate investor. Ryan is the son of Gene E. Phillips and a beneficiary of the GEP Trust. Ryan T. Phillips is a citizen of the United States of America.

         Mr. Gonzalez' business address is 4455 Alpha Road, Building 2, Dallas, Texas 75244. Mr. Gonzalez' present principal occupation is President of AGE Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

          Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is the President of BCM. Mr. Cashwell is a citizen of the United States of America.

         Mr. Crenwelge's business address is 10208 Echo Ridge Drive, Austin, Texas 78750. Mr. Crenwelge's present principal occupation is the President of Longhorn Consultants Commercial Real Estate Group, Inc. and Crenwelge Commercial Consultants, Inc. Mr. Crenwelge is a citizen of the United States of America.

         Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President - Director of Commercial Management of BCM. Mr. Blaha is a citizen of the United States of America.

         Mr. Schrauff's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Schrauff's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Schrauff is a citizen of the United States of America.

         Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present occupation is Executive Vice President of BCM. Mr. Paulson is a citizen of the United States of America.

         Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

         Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Senior Vice President and Chief Accounting Officer of BCM. Mr. Holland is a citizen of the United States of America.

         Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

         Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Security Manager of BCM. Mr. Potera is a citizen of the United States of America.

         (II) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. BCM was known as National Realty Advisors, Inc. until it changed its name on October 1, 1992.

         BCM is owned by a trust for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

     Name                   Position(s) with BCM
     ----                   --------------------

Oscar W. Cashwell           President

Hamilton P. Schrauff        Executive Vice President and
                              Chief Financial Officer

Karl L. Blaha               Executive Vice President - Director
                              of Commercial Management

Clifford C. Towns, Jr.      Executive Vice President, Finance

Steven R. Young             Executive Vice President - Director
                              of Acquisitions

Randall M. Paulson          Executive Vice President

Bruce A. Endendyk           Executive Vice President

Mark W. Branigan            Executive Vice President

Thomas A. Holland           Senior Vice President and
                              Chief Accounting Officer

Robert A. Waldman           Senior Vice President, General
                              Counsel and Secretary

Drew D. Potera              Treasurer

Ryan T. Phillips            Director


         Information with respect to Messrs. Cashwell, Schrauff, Blaha, Paulson, Endendyk, Holland, Waldman, Potera and Phillips is disclosed in (I) above.

         Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

         Mr. Young's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Young's present principal occupation is Executive Vice President - Director of Acquisitions of BCM. Mr. Young is a citizen of the United States of America.

         Mr. Branigan's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Branigan's present principal occupation is Executive Vice President of BCM. Mr. Branigan is a citizen of the United States of America.

         (III) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Gene E. Phillips. The trustee of the GEP Trust is Mr. Phillips' brother, Donald W. Phillips.

Item 5.  Interest in Securities of the Issuer

                 Item 5 is hereby amended to read as follows:
                 (a)  Share Ownership

                 The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:

                             Shares Owned Directly

                                           Number of      Percent of
Reporting Person                            Shares        Class (1)
- ----------------                          ----------      ----------
ART                                         1,051,210        36.0%
BCM                                           257,699         8.8%
GEP Trust                                      32,866         1.1%
Reporting Persons
as a Group                                  1,341,775        45.9%


                           Shares Owned Beneficially

                                            Number of     Percent of
Reporting Person                             Shares        Class (1)
- ----------------                           ----------     ----------
ART                                         1,051,210        36.0%
BCM                                           257,699         8.8%
GEP Trust                                      32,866         1.1%
G. Wayne Watts (2)                          1,051,210        36.0%
Al Gonzalez (2)                             1,051,210        36.0%
Ryan Phillips (2)(3)(4)                     1,341,775        45.9%
Dale A. Crenwelge (2)                       1,051,210        36.0%
Oscar W. Cashwell (2)(3)                    1,308,909        44.8%

Total                                       1,341,575        45.9%

_____________________

                 (1) Percentage calculations are based upon 2,918,112 Shares outstanding at April 28, 1995. Total and addends may not match due to rounding.

                 (2) May be deemed to be a beneficial owner of the Shares owned directly by ART by virtue of the relationship to ART as described in Item 2.

                 (3) May be deemed to be a beneficial owner of the Shares owned directly by BCM by virtue of the relationship to BCM as described in Item 2.

                 (4) May be deemed to be a beneficial owner of the Shares owned directly by the GEP Trust by virtue of the relationship to the GEP Trust as described in Item 2.

                          (b)      Voting and Dispositive Power

                 Each of the directors of ART share voting and dispositive power over all of the Shares owned by ART. Ryan Phillips, as sole director of BCM, has voting and dispositive power over all of the Shares owned by BCM. The Trustee of GEP Trust has complete voting and dispositive power over all of the Shares owned by the GEP Trust.

                          (c)     Transactions in Securities

                 The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past sixty days:

Reporting                          Number of        Price          Type of
Person            Date               Shares       Per Share      Transaction
- ---------         ----             ----------     ---------      -----------
ART               04/17/95            4,000         $15.00       Open Market
ART               04/24/95            4,000         $15.00       Open Market
ART               04/26/95            2,200         $15.00       Open Market
ART               05/05/95            4,000         $14.50       Open Market
BCM               05/11/95            4,000         $14.50       Open Market
BCM               05/18/95            4,000         $14.50       Open Market
BCM               05/23/95            4,000         $14.50       Open Market
ART               06/01/95            4,000         $14.50       Open Market

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

                 Item 6 is hereby amended to read as follows:

                 ART has pledged 20,000 shares to Advest, pledged 10,000 shares to The Advisors Group, pledged 25,000 shares to Allied, pledged 10,000 shares to Arnold Securities, pledged 10,000 shares to Baker & Co., pledged 70,000 shares to Bear Stearns, pledged 10,000 shares to Bidwell, pledged 10,000 shares to Brokerage Services, pledged 10,000 shares to Brown & Co., pledged 10,000 shares to Ceres Securities, pledged 10,000 shares to C.J. Lawrence, pledged 15,000 shares to Comerica, pledged 10,000 shares to Cowen & Co., pledged 7,500 shares to Dain Bosworth, pledged 127,162 shares to Dean Witter (CA), pledged 15,000 shares to Dillon Read, pledged 10,000 shares to Equitable Sec., pledged 30,000 shares to First Alabama, pledged 15,000 shares to First Southwest, pledged 22,000 shares to Global Strategies, pledged 23,507 shares to Goldman Sachs, pledged 14,000 shares to Hambrecht & Quist, pledged 10,000 shares to JB Oxford, pledged 5,000 shares to Jefferies (TX), pledged 13,357 shares to Kemper Sec., pledged 20,000 shares to Kemper Sec. (TX), pledged 10,000 shares to Kirkpatrick Pettis, pledged 17,500 shares to Legg Mason, pledged 15,000 shares to Legg Mason (TX), pledged 10,000 shares to Lombard, pledged 15,000 shares to Marsh Block, pledged 5,000 shares to May Financial, pledged 15,000 shares to McDonald & Co., pledged 23,000 shares to Montgomery, pledged 10,000 shares to Morgan Keegan, pledged 21,700 shares to Mutual Securities, pledged 52,357 shares to NationsBanc, pledged 20,000 shares to Nationwide Sec., pledged 18,000 shares to Ohio Co., pledged 10,000 shares to Olde, pledged 18,000 shares to Oppenheimer (NY), pledged 33,357 shares to Oppenheimer (TX), pledged 15,000 shares to Pacific Brokerage, pledged 29,138 shares to Piper Jaffray, pledged 20,000 shares to The Principal, pledged 10,000 shares to Quick & Reilly, pledged 35,000 shares to Robert Baird, pledged 13,000 shares to Rodman & Renshaw, pledged 10,000 shares to Roney & Co., pledged 11,966 shares to Securities of America; pledged 666 shares to Southwest Sec. (TX), pledged 13,000 shares to Tucker Anthony, pledged 29,000 shares to T.F. White, pledged 10,000 shares to UBS Securities, pledged 10,000 shares to Wachovia, pledged 9,000 shares to Washington Discount and pledged 9,000 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

                 BCM has pledged 5,000 shares to Advest, pledged 1,600 shares to The Advisors Group, pledged 10,000 shares to Brown & Co., pledged 5,000 shares to Cowen & Co., pledged 173,200 shares to Dean Witter (CA), pledged 10,000 shares to First Alabama, pledged 5,000 shares to Jefferies (TX), pledged 14,233 shares to Kemper Sec. (TX), pledged 5,000 shares to Legg Mason, pledged 5,000 shares to Ohio Co., pledged 1,000 shares to Olde, pledged 3,000 shares to Rodman & Renshaw, pledged 9,666 shares to Smith Barney and pledged 10,000 shares to Worthen in stock margin accounts maintained by it with such brokers.

                                   SIGNATURES

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 1995


                                        AMERICAN REALTY TRUST, INC.



                                        By:     /s/ Karl L. Blaha
                                           ----------------------------
                                                Karl L. Blaha
                                                President



                                        BASIC CAPITAL MANAGEMENT, INC.



                                        By:     /s/ Hamilton P. Schrauff
                                           ----------------------------
                                                Hamilton P. Schrauff
                                                Executive Vice President



                                        GENE E. PHILLIPS CHILDREN'S TRUST



                                        By:     /s/ Donald W. Phillips
                                           ----------------------------
                                                Donald W. Phillips
                                                Trustee